Mail Stop 3561

November 13, 2006

James K. Patterson, Chief Executive Officer
Ethanol Grain Processors, LLC
P.O. Box 95
Obion, TN 38240

> **Re:** **Ethanol Grain Processors, LLC**
> **Post-Effective Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 24, 2006**
> **File No. 333-130815**

Dear Mr. Patterson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Investment Terms Agreement, page 8

1. Please discuss here and in the body of the prospectus the reasons for entering the investment agreement with VBV and Bioverda. Please describe any planned sales or transfers that would trigger the minority interest transfer provisions or any plans to convert into a corporation. Please also discuss whether the purchase of 20,002,500 units by VBV will allow you to raise the required minimum offering amount. Further, we note that you state: "[i]f additional units remain unsubscribed…VBV is to subscribe for those units as well." Please revise to clarify whether VBV intends to purchase all remaining unsold units in order to raise the minimum, maximum, or some other amount. In addition, please update the status of the offering by disclosing the number of unit subscriptions you have received to date.

Minority Interest Transfer Provisions Triggered by a Proposed Majority…, page 7

2. We note your disclosure that minority holders may be compelled to sell their investments "in the event of various other types of proposed majority interest transfers." Please augment your disclosure here to briefly discuss these other types of proposed majority interest transfers.

Procedures Regarding Prior Subscriptions, page 9

3. We note that you state that you "*expect* that each investor will have 20 days from the date of the notice to confirm or withdraw the investor's subscription." Please revise to specify the amount of time that investors will have to confirm or withdraw. Please also tell us why you believe that 20 days provides investors with a sufficient amount of time to withdraw. In addition, please include a copy of the form of notice with your next amendment.

Risk Factors, page 10

Our officers, governors and their affiliates…, page 12

4. We note that affiliates may purchase units that will be counted toward the minimum offering amount. Please disclose the number of units purchased by affiliates, as disclosed on pages 76-77.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Eric R. Tausner, Esq.
       Lindquist & Vennum P.L.L.P.